March 16, 2020

Adam Colton
Chief Financial Officer
Hylete, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

       Re: Hylete, Inc.
           Offering Statement on Form 1-A
           Filed February 20, 2020
           File No. 024-11158

Dear Mr. Colton:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

The Company's Business
Products and Product Design
Products, page 18

1. We note your disclosure that you will be launching the next version of your Training App in 2020. Please revise to state the current status of the app, explain the differences between the new version and the previous version, and disclose the current number of subscribers.
Marketing, page 20

2. Please revise your disclosure on page 21 to explain that you own the GracedbyGrit
      Foundation.
 Adam Colton
FirstName LastNameAdam Colton
Hylete, Inc.
Comapany2020
March 16, NameHylete, Inc.
March 16, 2020 Page 2
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recently Issued Accounting Pronouncements, page 35

3. Please tell us whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company is not an issuer is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. If so, please disclose your election to do so. Refer to Form
         1-A, Part F/S (a)(3). In this regard, it appears you have adopted ASC 606, Revenue from
         Contracts with Customers, on January 1, 2019, which is applicable for nonpublic entities, rather than January 1, 2018 for public reporting entities. Additionally, please discuss the impact that adoption of ASU 2016-02, Leases (Topic 842), will have on your financial statements.
Directors, Officers and Significant Employees, page 38

4. We note that the table states that directors are appointed to indefinite terms. However,
         Section 3.3 of the bylaws indicates that directors are elected at each annual meeting to hold office until the next annual meeting. Please advise.
Election of Board of Directors, page 39

5. We note that the offering statement and the certificate of incorporation state that the number of directors is seven, while Section 3.2 of the bylaws states that the number of directors is set at five. Please advise.
Compensation of Directors and Executive Officers, page 40

6. Please revise to include the person who served as Chief Financial Officer until Mr. Wilson was appointed Interim Chief Financial Officer in April 2019, or explain to us why such person is not required to be included in the table.
7. Please disclose the aggregate annual compensation of your directors as a group for your last completed fiscal year. Refer to Item 11(b) of Form 1-A.
Plan of Distribution
Commissions and Discounts, page 40

8. Please revise to state the number of warrants that will be issued to StartEngine Primary if the maximum number of shares is sold in the offering.
Notes to the Financial Statements
Note 2 - Going Concern, page F-8

9. We note the first paragraph on page F-8 indicates the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Please reconcile this statement with the information disclosed
 Adam Colton
FirstName LastNameAdam Colton
Hylete, Inc.
Comapany2020
March 16, NameHylete, Inc.
March 16, 2020 Page 3
Page 3
FirstName LastName
         on page 45 and elsewhere in the filing with respect to securities being offered in the offering statement (i.e. Class A common stock).
Note 12 - Common Stock, page F-18

10. Please revise your notes to the financial statements to include the pertinent rights and priviledges for Class A and B common stock outstanding. Refer to guidance outlined in
         ASC 505-10-50-3.
Note 19 - Subsequent Events, page F-23

11. We note from your disclosure that immediately prior to the effective date of the company's public offering you will effect a reorganization of your common stock including Class A and Class B and the authorization of Class C common stock. Please tell us whether the reorganization has taken place. In this regard, we note from other sections in the filing (i.e. Summary, Dilution, Securities Being Offered, etc.) where you disclose securities outstanding before the offering (as of January 31, 2020), there is no discussion of Class B common stock outstanding. Please advise and revise the relevant sections of your filing to clarify the circumstances surrounding the reorganization and Class B common stock. Additionally, your revised disclosure should clearly indicate that the nature of Class A common stock outstanding prior to the reorganization will differ from the shares of Class A common stock outstanding after the offering.
Part III
Index to Exhibits

12. For each of the exhibits incorporated by reference, please include the date of the incorporated report or filing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Adam Colton
Hylete, Inc.
March 16, 2020
Page 4

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAdam Colton                            Sincerely,
Comapany NameHylete, Inc.
                                                         Division of
Corporation Finance
March 16, 2020 Page 4                                    Office of
Manufacturing
FirstName LastName